

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Brian Conway
Chief Executive Officer
OZOP ENERGY SOLUTIONS, INC.
55 Ronald Reagan Blvd.
Warwick, NY 10990

>   **Re: OZOP ENERGY SOLUTIONS, INC.**
>   **Registration Statement on Form S-1**
>   **Filed January 12, 2024**
>   **File No. 333-276497**

Dear Brian Conway:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing